

December 19, 2012

<u>Via E-Mail</u>

Mr. Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. DE C.V.
Avenida Tehnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

> **Re: Industrias Bachoco, S.A.B. DE C.V.**
> **Form 20-F for the year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33030**

Dear Mr. Ferrer:

We have reviewed your letter dated December 11, 2012, in response to the Staff's letter dated November 28, 2012 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>A.Operating Results, page 26</u>
<u>Operating Income and EBITDA</u>

1. We note your response to our prior comment number 3 in which you provide a reconciliation of the non-GAAP measure "EBITDA result" to the most comparable GAAP measure, consolidated net income. We further note that your reconciliation of net income to EBITDA result includes an adjustment for "other expense (income), net". Please note that in calculating the non-GAAP measure EBITDA, net income should only be adjusted for interest, taxes and depreciation expense as outlined in Question 103.1 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures maintained on the Commission's website. To the extent that other adjustments are included in the calculations, the measure should be titled "Adjusted EBITDA". Please revise your disclosure with respect to this non-GAAP measure in future filings accordingly.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief